9/13

A.H. 9/3/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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02054066

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47763

SEC MAIL RECEIVED AUG 29 2002 WASH. D.C. 160 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2001 (MM/DD/YY) AND ENDING 06/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11350 McCormick Rd. EP III Suite 901
(No. and Street)

Hunt Valley	MD.	21031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas W. Johnson — 410-785-4990 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Davis CPA, PA.
(Name – *if individual, state last, first, middle name*)

30 Greenway NW Suite 10	Glen Burnie	MD	21061
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas W. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Brokerage Services, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RODNEY L. PHILLIPS
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires February 14, 2005

Notary Public

President

Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS

For The Year Ended June 30, 2002

GLOBAL BROKERAGE SERVICES, INC.

Table of Contents

For The Year Ended June 30, 2002

WILLIAM H. DAVIS, P. A.
CERTIFIED PUBLIC ACCOUNTANT
30 Greenway N.W., Suite 10
Glen Burnie, Maryland 21061
(410) 766-8204 FAX: (410) 766-3087

MEMBER
MARYLAND ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To The Board of Directors and Stockholders of
Global Brokerage Services, Inc.
Hunt Valley, Maryland 21031

I have audited the accompanying balance sheet of Global Brokerage Services, Inc. as of June 30, 2002 and the related statements of income, statement of changes in stockholders' equity, and changes in cash flows for the year then ended. These financial statements are the responsibility of the Company's management.

My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Brokerage Services, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William H. Davis, CPA

William H. Davis, CPA P.A.
August 27, 2002

GLOBAL BROKERAGE SERVICES, INC.
Balance Sheet
June 30, 2002

ASSETS

Current Assets:	
Cash	$ 10,599
Accounts Receivable (Note 2)	42,895
Prepaid Expenses (Note 6)	10,000
Prepaid Income Taxes (Notes 1 and 3)	12
Total Current Assets	63,506
Other Assets:	
Deposits with Clearing Organization (Note 4)	10,000
Total Other Assets	10,000
Total Assets	$ 73,506

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable	$ 8,135
Commissions Payable (Note 5)	35,179
Total Liabilities	43,314
Stockholders' Equity:	
Common Stock, $5 par value, 5,000 shares authorized and 2,000 shares issued	10,000
Retained Earnings	20,192
Total Stockholders' Equity	30,192
Total Liabilities and Stockholders' Equity	$ 73,506

The accompanying notes are an integral part of these financial statements.

Global Brokerage Services, Inc.
Statement of Income
For the Year Ended June 30, 2002

	Amount	%
Revenues:		
Commissions and Fees	$ 1,292,007	99.97
Interest Income	334	.03
Total Revenues	1,292,341	100.00
Expenses:		
Clearing Costs	4,166	0.32
Commissions	1,052,761	81.46
Insurance	15,625	1.21
Licenses and Fees	8,240	0.64
Management Fees	195,000	15.09
Office Expenses	2,493	.19
Professional Development	3,142	0.25
Professional Fees	18,640	1.44
Supervisory Fee	9,684	0.75
Taxes: Other	100	0.01
Telephone	5,196	0.40
Total Expenses	1,315,047	101.76
Income(Loss)Before Income Taxes	(22,706)	(1.76)
Provision for Income Taxes	(566)	(0.04)
Net Income (Loss)	$(23,272)	(1.80)

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2002

	Common Stock	Retained Earnings	Total
Balance at Beginning of Year	$ 10,000	$ 43,464	$ 53,464
Net Income (Loss)	-	(23,272)	(23,272)
Balance at End of Year	$ 10,000	$ 20,192	$ 30,192

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
Statement of Changes in Cash Flows
For the Year Ended June 30, 2002

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$(23,272)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in:	
Accounts Receivable	53,701
Prepaid Expenses	11,264
Prepaid Income Taxes	566
Increase (Decrease) in:	
Accounts Payable	8,135
Commissions Payable	(47,819)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	2,575
CASH FLOWS FROM INVESTING ACTIVITIES	-0-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-0-
CASH FLOWS FROM FINANCING ACTIVITIES	-0-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	-0-
NET INCREASE IN CASH	2,575
CASH AT BEGINNING OF YEAR	8,024
CASH AT END OF YEAR	$ 10,599

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended June 30, 2002

Note 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Global Brokerage Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company provides securities brokerage services. The Company does not hold funds or securities for, or owe money or securities to customers, and does not carry accounts of, or for, customers, except as a broker or dealer with respect to the purchase, sale and redemption of redeemable shares of registered investment companies or participation in insurance company's separate accounts.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable when the assets and liabilities are recovered or settled.

Note 2 - ACCOUNTS RECEIVABLE

Management is of the opinion that all of the company's accounts receivable are fully collectible. As of June 30, 2002, the accounts receivable consisted of commissions from the sale of the following:

Mutual Funds, Stocks and Bonds	$ 32,491
Private Placements	10,404
Total Accounts Receivable	$ 42,895

Note 3-PREPAID INCOME TAXES

Prepaid income taxes consist of the following:

Current taxes	$ 12
Deferred taxes	-0-
Total Prepaid Income Taxes	$ 12

NOTE 4 -DEPOSITS WITH CLEARING ORGANIZATION

The Company has an agreement with Advanced Clearing, Inc. to act as its clearing agent. The Company maintains a deposit with the clearing firm in the amount of $10,000 in an interest bearing account.

Note 5 - COMMISSIONS PAYABLE

The Company has entered into selling agreements with its representatives to solicit and sell approved investment products. The individuals are independent contractors and shall be responsible for their own expenses, taxes and benefits. The Company compensates its representatives by paying a portion of the commissions received from the investment products sold. As of June 30, 2002, the amount of commissions due its representatives was $35,179.

Note 6-RELATED PARTY TRANSACTIONS

As of July 1, 1995 the Company has entered into a management service agreement with Universal Asset Management, Inc. for a number of management services on a month to month basis which may be terminated immediately by either party. Management service fees charged by Universal Asset Management, Inc. for the year ended June 30, 2002 was $195,000. Universal Asset Management, Inc. and the Company have common shareholders. As of June 30, 2002 the Company has prepaid the management services for July in the amount of $10,000.

Monthly accounting services are provided by Johnson & Sweigart, a Maryland partnership, whose partners are identical to the Company shareholders. The Company paid Johnson & Sweigart $4,800 for accounting services for the year.

GLOBAL BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended June 30, 2002

Note 7-NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At June 30, 2002, the Company had net capital of $11,405 which was $6,405 in excess of its required net capital of $5,000. The Company's net capital ratio was 3.80 to 1.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2002

Schedule 1

GLOBAL BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2002

NET CAPITAL

Total stockholders' equity		$ 30,192
Deduct stockholders' equity not allowable for net capital		-0-
Total stockholders' equity qualified for net capital		30,192
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
B. Other (deductions) or allowable credits-deferred income taxes payable		-0-
Total capital and allowable subordinated liabilities		30,192
Deductions and/or charges		
A. Non-allowable assets		
Nonallowable Receivables	$ 8,775	
Prepaid Expenses	10,012	
Other deductions and/or charges	-0-	18,787
Net capital before haircuts on securities positions		11,405
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Contractual securities commitments	-0-	
B. Deficit in securities collateralizing secured demand notes	-0-	
C. Trading and investment securities	-0-	
D. Other	-0-	-0-
Net Capital		$ 11,405

Schedule 1 (Continued)

GLOBAL BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2002

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Short-term bank loans (secured by customers' securities)	$ -0-
Payable to brokers and dealers	35,179
Payable to clearing broker	-0-
Other accounts payable and accrued expenses	8,135
Total aggregate indebtedness	43,314
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital as required under SEC Rule 15c3-1(a)(2)(vi)	$ 5,000
Excess net capital at 1200%	$ 93,543
Ratio: Aggregate indebtedness to net capital	3.80 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences from the Company's computation included in Part II of Form X-17 A-5 as of June 30, 2002. Therefore, no reconciliation is included.

Schedule II

GLOBAL BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2002

The Company is in compliance with the conditions of the exemption requirements for reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission.

Global *Brokerage Services, Inc.*
11350 McCormick Road, Suite 901
Hunt Valley, MD 21031
(410) 785-4990
Member NASD/SIPC

August 20, 2002

William H. Davis, PA CPA
30 Greenway NW Suite #10
Glen Burnie, Maryland 21061

In connection with your audit of the statement of financial condition as of June 30, 2002, and the related statements of income, retained earnings, and changes in cash flows of Global Brokerage Services, Inc. as of June 30, 2002, and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly the financial position, results of operations, and cash flows of Global Brokerage Services, Inc. in conformity with generally accepted accounting principles, we confirm, to the best of our knowledge and belief, the following representations made to you during your audit.

1. We are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

2. We have made available to you all-
    a. Financial records and related data.
    b. Minutes of the meeting of stockholders, directors, and committees of directors, or summaries of actions of recent meeting for which minutes have not yet been prepared.

3. There have been no-
    a. Irregularities involving management or employees who have significant roles in the internal control structure policies and procedures.

    b. Irregularities involving other employees that could have a material effect on the financial statements.

    c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices or record-keeping that could have a material

effect on the financial statements.

4. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

5. The following have been properly recorded or disclosed in the financial statements:

a. Related party transactions and related amounts

receivable or payable, including income, expenses, loans, transfers, leasing arrangements, and guarantees.

b. Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions, or other requirements.

c. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and line-of-credit or similar arrangements.

d. Agreements to repurchase assets previously sold.

6. There are no-

a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

7. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

8. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

9. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

10. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets,

nor has any asset been pledged except as disclosed in the financial statements or the notes thereto.

11. Provision has been made for any material loss to be sustained in the fulfillment of, or from inability to fulfill, any purchase or sales commitments.

12. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto (or as follows):

It is understood that the term "securities and investments not readily marketable" shall include, but not be limited to, (a) securities for which there is no market on a securities exchange or independent publicly quoted market, (b) securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A, under section 3(B) of such act have been complied with) that is, restricted stock, or (c) securities and investments that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities and investments or to the Company (that is, control stock).

13. In addition, the Company at June 30, 2002, had-

a. All securities exchange memberships recorded on the books.

b. All participation in joint accounts carried by other properly recorded.

c. No material unrecorded assets or contingent assets (such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends upon fulfillment of conditions regarded as uncertain).

d. No open contractual commitments other than those appearing on the memo books and records (for example, when-distributed and delayed delivery contracts, underwriting and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot [cash] commodity contracts).

e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising form the liquidation of long securities.

f. No borrowing or claims that were unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

14. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under rule 15c3-1 and approved by examining authority.

15. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

16. No events have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in, the financial statements.

17. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

18. There are no material inadequacies at June 30, 2002, in the accounting system, the internal accounting controls, the procedures for safeguarding securities, and the practices and procedures followed-

a. In making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

b. In making the quarterly securities examinations, counts, verifications and comparisons and the reconciliation of differences required by rule 17a-13.

c. In complying with the requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

d. In obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

e. In making periodic computations of the minimum financial requirements pursuant to regulation 1.17 of the Commodity Exchange Act.

f. In making daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

19. Net capital computations, prepared by the Company during the year, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

20. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

Yours Very Truly,

Global Brokerage Services, Inc.

President

WILLIAM H. DAVIS, P. A.
CERTIFIED PUBLIC ACCOUNTANT
30 Greenway N.W., Suite 10
Glen Burnie, Maryland 21061
(410) 766-8204 FAX: (410) 766-3087

MEMBER
MARYLAND ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Report of Independent Auditor on Internal Control Structure Required by SEC Rule 17a-5

To The Board of Directors and Stockholders of
Global Brokerage Services, Inc.
Hunt Valley, Maryland 21031

In planning and performing my audit of the financial statements of Global Brokerage Services, Inc. for the year ended June 30, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) on the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above , errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

This report is intended solely for the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

William H. Davis, CPA

William H. Davis, PA
Certified Public Accountant

August 27, 2002